2020 CHINACAP ACQUIRCO, INC.
C/O SURFMAX CORPORATION
221 BOSTON POST ROAD EAST
SUITE 410
MARLBOROUGH, MASSACHUSETTS 01752

July 30, 2009

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	2020 ChinaCap Acquirco, Inc.
Request to Withdraw Pre-Effective Amendment No. 1 to Form S-4 (File No. 333-142255)
Filed July 20, 2009

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, 2020 ChinaCap Acquirco, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Pre-Effective Amendment No. 1 to Form S-4, together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 20, 2009 (the “S-4/A Registration Statement”).

The S-4/A Registration Statement was intended to amend the Registration Statement on Form S-3 (Registration No. 333-159252) filed with the Commission on May 14, 2009 (the “Original Registration Statement”). The Registrant's financial printer transmitted the S-4/A Registration Statement, which was accepted by the Commission, with the incorrect EDGAR Registration Number, “333-142255,” rather than the correct EDGAR Registration Number of “333-159252.” The accession number for the S-4/A Registration Statement filing is 0001144204-09-037869.

The Registrant confirms that the incorrectly filed S-4/A Registration Statement has not been declared effective and that no securities have been sold pursuant to it. Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the S-4/A Registration Statement as soon as possible.

The Registrant intends to re-file an Amendment No. 1 to Registration Statement on Form S-4/A amending the Original Registration Statement with the Commission under the correct EDGAR Registration Number later today.

If you have any questions regarding this application for withdrawal, please contact Michel Feldman of Seyfarth Shaw LLP, at (312) 460-5613 or Mark Katzoff of Seyfarth Shaw LLP at (617) 946-4887.

Thank you for your time and attention to this matter.

Very truly yours,

/s/G. George Lu
G. George Lu
Chairman, Chief Executive Officer and President